FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A
Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, S Stefanovich°,T M G
Sexwale, B R van Rooyen, C I von Christierson
‡
American,
†
British, *Canadian,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 644-2400
Dir   +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2630
Fax  +27 11 484-0639

Nerina Bodasing
Tel   +27 11 644-2460
Fax  +27 11 484-0639

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax  +1 303 796-8293

MEDIA RELEASE
Executive Management Changes
at Gold Fields

Johannesburg, November 17, 2005: Following a recent executive strategic review, Gold Fields Limited GFI: JSE, NYSE), is pleased to announce the following changes to the Gold Fields executive
committee and senior management:

John Munro, currently head of international operations will become head of corporate development where he will focus specifically on strategic development projects. As part of the executive team responsible for growth he will work alongside Jimmy Dowsley who remains head of business development and Craig Nelsen, who
remains head of exploration.

Terence Goodlace, currently head of strategic planning, will take over from John as head of international operations. A new head of strategic planning will be appointed in due course.

Mike Prinsloo, currently head of South African operations, has accepted the newly created position of chief executive officer of the
Gold Fields Academy, which will be renamed the Gold Fields Business and Leadership Academy. Mike has been tasked to build the Academy into an independent centre of excellence in education and training for the mining industry, with Gold Fields as its anchor client. Under Mike’s guidance, the Academy is expected to significantly improve leadership capabilities throughout Gold Fields, an essential requirement for our campaign to achieve a 50% productivity improvement over the next five years. The Academy will also administer the Gold Fields management review and performance management processes. Koos
Nel, currently head of human resources for the South African operations will join Mike Prinsloo at the Business Academy as Chief
Operating Officer. His current position will be filled in due course.

Brendan Walker, currently country manager for Gold Fields in Ghana, will take over from Mike as head of South African operations. A new country manager for Ghana will be appointed in due course.

All of the changes will become effective on January 1, 2006, with the exception of the moves of Terence Goodlace and John Munro, which is with immediate effect.
-END-

Information for Editors

Following the changes the Gold Fields Executive Committee will consist of the following people:
1. Ian Cockerill Chief executive officer
2. Nick Holland Chief financial officer
3. Cain Farrel Company secretary
4. John Munro Head of corporate development
5. Jimmy Dowsley Head of business development
6. Craig Nelsen Head of exploration
7. Willie Jacobsz Head of investor relations and corporate affairs
8. James Nkosi Head of transformation and human resources
9. Terence Goodlace Head of international operations
10. Brendan Walker Head of South African operations

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 November 2005

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs